GRUPO CARSO, S.A.B. DE C.V.

November 9, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A.B. de C.V., related to notice to Grupo Carso concludes transaction in the tobacco business, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on November 1°, 2007:

"Grupo Carso, S.A.B. de C.V. (BMV: GCARSO) informs the investors public that as today it has concluded the operation that had previously been announced by means of which Philip Morris International Inc. (PMI) acquires an additional share of 30% in the tobacco business from GCARSO. The value of this operation was for approximately 1 billion dollars. In view of the aforesaid GCARSO keeps a share of 20% in the joint venture."

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

END